Update Regarding the President of Ecopetrol S.A.

Bogotá, July 23, 2026

Ecopetrol S.A. (BVC: ECOPETROL; NYSE: EC) announces that Mr. Ricardo Roa Barragán is expected to return from his leave of absence on July 27, 2026, and to serve as President of Ecopetrol S.A. through July 30, 2026.

The Board of Directors acknowledged Mr. Ricardo Roa Barragán for the achievements accomplished during his tenure as President of Ecopetrol, including progress on the energy transition agenda, the successful execution of significant new renewable energy and hydrocarbons businesses, increased reserves in the traditional business, financial efficiencies, and progress in the evolution of the Ecopetrol Group into a multi-energy group.

The Board of Directors also expressed its appreciation to Mr. Ricardo Roa Barragán for his leadership and contributions and wished him every success in his future professional endeavors.

The Company further informs that, in light of the foregoing, the Board of Directors has appointed Juan Carlos Hurtado Parra, First Alternate to the President, as Acting President effective July 31, 2026, until a new selection process for the Company's presidency has been completed, in accordance with the applicable Succession Policy.

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Ecopetrol is the largest company in Colombia and one of the main integrated energy companies in the American continent, with more than 19,000 employees. In Colombia, it is responsible for more than 60% of the hydrocarbon production of most transportation, logistics, and hydrocarbon refining systems, and it holds leading positions in the petrochemicals and gas distribution segments. With the acquisition of 51.4% of ISA’s shares, the company participates in energy transmission, the management of real-time systems (XM), and the Barranquilla–Cartagena coastal highway concession. At the international level, Ecopetrol has a stake in strategic basins in the American continent, with drilling and exploration operations in the United States (Permian basin and the Gulf of Mexico), Brazil, and Mexico, and, through ISA and its subsidiaries, Ecopetrol holds leading positions in the power transmission business in Brazil, Chile, Peru, and Bolivia, road concessions in Chile, and the telecommunications sector.

This release contains statements that may be considered forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. All forward-looking statements, whether made in this release or in future filings or press releases, or orally, address matters that involve risks and uncertainties, including in respect of the Company’s prospects for growth and its ongoing access to capital to fund the Company’s business plan, among others. Consequently, changes in the following factors, among others, could cause actual results to differ materially from those included in the forward-looking statements: market prices of oil & gas, our exploration, and production activities, market conditions, applicable regulations, the exchange rate, the Company’s competitiveness and the performance of Colombia’s economy and industry, to mention a few. We do not intend and do not assume any obligation to update these forward-looking statements.

For more information, please contact:

Investor Relations Office

Email: investors@ecopetrol.com.co

Head of Corporate Communications (Colombia)

Marcela Ulloa

Email: marcela.ulloa@ecopetrol.com.co